September 11, 2019

Christopher Bruno
President
RSE Archive, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

       Re: RSE Archive, LLC
           Offering Statement on Form 1-A
           Filed August 13, 2019
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed August 19, 2019
           File No. 024-11057

Dear Mr. Bruno:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2019 letter.

Form 1-A filed August 13, 2019

Master Series Table, page 8

1. Tell us why you believe it is appropriate to include in your table the assets for which you have not yet entered into a purchase option agreement and for which negotiations are currently underway. Given that the terms under which these assets will be acquired and the timing and offering terms are uncertain at this time, we suggest removing these assets from your offering circular.
 Christopher Bruno
FirstName LastNameChristopher Bruno
RSE Archive, LLC
Comapany 11, 2019 Archive, LLC
September NameRSE
Page 2
September 11, 2019 Page 2
FirstName LastName
Governing law, page 16

2. We note your revisions to your Offering Circular concerning the parameters of your exclusive forum provisions as applied to the Exchange Act and the Securities Act, however, your disclosure does not clearly state, as previously requested in comment 1, whether your exclusive forum provision applies to claims under the U.S. federal securities laws. Please revise to explicitly state as much. Also, revise your Form of Subscription
         Agreement, filed as Exhibit 4.1, and your Limited Liability Company Agreement, filed as
         Exhibit 2.2, to reflect your revised disclosure. This comment also applies to your waiver of jury trial provision.
Exhibits

3. We note that in paragraph 5. (a) of the subscription agreement you ask investors to represent that they have read the Offering Circular. Because this representation may suggest to the subscriber that he is foregoing his rights under the federal securities laws unless he has read the Offering Circular, please remove this clause.
4.       We note that you have filed testing the water materials as Exhibit
13.1. We cannot read
         the first three pages of the exhibit. Please re-file the exhibit in a revised format.
Amendment No. 1 to Form 1-A filed August 19, 2019

Exhibit 12.1, page 1

5. Please have counsel revise their legal opinion to also opine, if true, that investors will not be obligated to make any payments to the company or its creditors in connection with the purchase or continued holding of the securities, other than the purchase price for the securities.
       You may contact Scott Stringer at 202-551-3272 or Donna Di Silvio at 202-551-3202 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Consumer Products